1040-999 W. Hastings Street Vancouver, BC, Canada V6C 2W2 Tel: 604.683-1102 Fax: 604.683.2643

email:  jlotz@vectorlaw.com

Our File No. 1707

 October 27, 2010

VIA EDGAR

Attention:  / Karl Hiller, Branch Chief

United States Securities & Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549-4628

Dear Ms. Lam and Mr. Hiller:

Re:

Canarc Resource Corp. (the "Company")

Form 20-F for the Fiscal Year Ended December 31, 2009 (the “Form”)

Filed July 15, 2010

File No. 0-18860

We write on behalf of the Company in response to your letter dated September 21, 2010.  Again, we thank you for the earlier extensions granted.

The Company’s response to items 1 through 4 of your letter, regarding the Business Overview and Financial Statement disclosure, is set out in attached Schedule “A”.  Once approved, we will include these changes and refile an amended Form 20F/A on EDGAR.

In relation to your comments on the Engineering Comments, we provide the following response to items 5 through 7 on behalf of the Company:

Engineering Comments

New Polaris Gold Project, British Columbia, Canada page 25

Your three comments were as follows:

”5 We note your disclosure of a combined measured and indicated resource in this section of your filing.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7.  However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101.  It is our understanding that National Instrument 43-101 requires you to disclose each category of mineral resources separately.  Please advise or revise.

6  On a related point, we note you state a portion of your modeled resources in your mine plan includes inferred resources.  It is our understanding that National Instrument 43-101 prohibits the use of an economic analysis that includes inferred mineral resources.  Please advise or revise.

7  We note your disclosure of economic indicators in this section that are based on resources and preliminary economic assessments.  These estimates do not have a demonstrated economic viability as may be implied.  Therefor, please remove the financial information developed and/or derived from the possible development of your resources.  This would include your operating cash flow, operating costs, capital expenditures, net present value, and payback period.  Please modify your filing accordingly. “

As all of the above questions related to the section titled ‘Preliminary Assessment’, and issues with certain disclosure, we suggest that the best solution is to remove this section in its entirety.  We believe that this therefore deals with this matter.  We believe that the remaining disclosure on the New Polaris property set out in section , which has been in prior Form 20F’s that were subject to prior SEC review and approval, meets all the requirements of Industry Guide 7.  If you would prefer, we can make limited disclosure to the Preliminary Assessment in the revised Form 20F such as the following:

“In December 2009 Canarc completed a preliminary assessment of the New Polaris property.  The report, dated December 23, 2009 is titled ““New Polaris Project - Preliminary Assessment”.  J.H.Gray, P.Eng., R.J. Morris, M.Sc., P.Geo. and G.H. Giroux, MASc., P. Eng. were the Qualified Persons for that Report.”

Please advise.

While we believe the complete deletion answers your concerns on the technical disclosure, we thought it would be helpful to all concerned, and to show why the Company initially set out this disclosure, to provide some additional background information and comments as set out below, using your numbering system.

5.

We are assuming that you are referring to, in particular, to the combined measured and indicated resource as set out in the chart on page 25 of the Form which discloses the figure “806,000 tonnes measured and indicated grading 13.2 gpt …”.

We advise that, in conjunction with discussions with the Company’s geological personnel, and our review of NI 43101, that it is our understanding that this disclosure is allowable under NI 43-101.  We note s.2.2(b) of NI 43-101 only requires that the “resource” and the “reserve” categories cannot be added or reported together.  In addition, s.2.2(c) specifically allows the disclosure of inferred mineral resources, provided it is set out, as shown separately.  Our experience indicates ‘measured and indicated resource’ are commonly added and reported together in Canada under NI 43-101.

6.

NI 43-101 does allow the use of Inferred Resources for a preliminary assessment per section 2.3 (3)(b)(i). To comply with this requirement the following statement was made on page 25, para. 2 of the Form (underlining added):

“This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category.  Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability.  However, the mine plan only takes into account approximately 75% of the total estimated resources at a 9 gpt cut-off grade.”

7.

As set out in our response above to item 6, the Form did include a positive statement that the resources cannot be considered to have proven economic viability, and therefore the Form does not imply that it does have demonstrated economic viability as suggested.

Please note that, as was disclosed in the Form 20F, all this disclosure on the Preliminary Assessment was a result of, and a response to, comments received directly from the BCSC and their technical/NI 43-101 staff, during its ongoing Continuous Disclosure Review Process (whereby they try to review all reporting companies disclosure every 3 years, for compliance with applicable securities leglislation, including compliance with NI 43101).  All the information set out in the section on the “Preliminary Assessment” came from a news release dated January 9, 2010, which had been pre-vetted and approved by the BCSC specifically in response to their review of the Company’s technical disclosure.  The BCSC and their technical/NI 43-101 staff not only reviewed this news release for compliance with NI 43-101, but specifically advised the Company that is was approved for dissemination (and therefore, we assume, met all the requirements of NI 43-101).  It was because of this approval and confirmation of compliance, that the Company felt more than justified in including the same in its Form 20F.

While your comments suggest that Instruction 3 of Paragraph (b)(5) should be read in a fairly restrictive manner when using it to rely on NI 43-101 compliance, we believe that the Company’s disclosure was based on its (and our) understanding, and desire, that its public disclosure between its Annual Information Form and its Form 20F should be consistent, and, more importantly, need only comply with NI 43-101, provided warning language, such as is set out in the Form (pg. 20-21), was provided.  Based on your comments in Item 7, in future Form 20F filings, the Company will be sure to base any economic or similar disclosure on Industry Guide 7, rather than NI 43-101.

Please do let us know if the above comments or assumptions on your position on Instruction 3 of Paragraph (b)(5) are not correct, as we, and the Company, want to comply with your policies and their application to the best of our ability.

We also attach to this letter as Schedule “B”, a written statement from the Company acknowledging those matters set out under the heading “Closing Comments” in your correspondenc.

Thank you for you consideration of this matter.  Please do not hesitate to contact the writer if you have any questions or require additional information.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: “Stewart L. Lockwood”

Stewart L. Lockwood

cc:  Canarc Resource Corp. (Attention Philip Yee)

SCHEDULE “A”

CANARC RESOURCE CORP. (the “Company”)

Responses to Comment Letter from Securities and Exchange Commission dated September 21, 2010

File No.:     0-18860

Form 20-F for the Fiscal Year ended December 31, 2009

Business Overview, page 18

Trends, page 19

1.

The Company shall include the following additional disclosure in the second paragraph in the section under “Trends”:

In 2007, the Company elected not to proceed with the development of the New Polaris gold project and with no other significant exploration activity underway, the share price fell because of a lack of material news.  The Company’s decision to defer development work at New Polaris was based on the fact that a larger mine development by another mining company immediately adjacent to New Polaris was granted its final environmental permits, raised its capital financing and made a development decision, so the Company could potentially benefit from waiting for the neighbouring mining company to complete building its mine and from both their environmental studies and infrastructure.  Unfortunately, that company was negatively impacted in the 2008 financial crisis and filed for bankruptcy protection in 2009, and their mine was never built. Despite these setbacks …

Controls and Procedures, page 74

2.

The Company shall make revisions as highlighted in the respective paragraphs.

Disclosure Controls and Procedures

Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Registrant’s disclosure controls and procedures were adequately designed and effective at the reasonable assurance level to ensure that: (i) information required to be disclosed by the Registrant in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to the Registrant’s management, including its CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management conducted an evaluation of the design and operation of the Registrant’s internal control over financial reporting as of December 31, 2009 based on the criteria in a framework developed by the Registrant’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810 and based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  ~~Based on this evaluation, management has identified the following deficiency in its internal controls:~~  Based upon its assessment, management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2009, the Registrant’s internal control over financial reporting was effective.

The Registrant has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and future income tax.  The Registrant shall engage the services of an external accounting firm, which is independent of the Registrant’s current auditors, to assist in applying complex areas of accounting as needed.  In December 2007, the Registrant has hired a consultant to design and implement internal controls over financial reporting.  ~~Notwithstanding this deficiency,~~ Management concluded that the financial statements for the year ended December 31, 2009 fairly present the Company’s financial position and the results of its operations for the year then ended, and that no material misstatements were identified.  Ongoing staff training and development in complex accounting issues and engagement of services of external consultants with knowledge and skills in complex areas of accounting, when needed, shall contribute to reduce the risk of a material weakness in the Registrant’s internal control over financial reporting and assist in providing reasonable assurance that its internal control over financial reporting is effective.

Financial Statements

Note 15 – Differences between Canadian and United States Generally Accepted Accounting Principles, page 115

(c)

Exploration Expenditures for Mineral Properties, page 115

3.

The Company shall modify the accounting policy disclosure for U.S. GAAP to differentiate between exploration and development costs as highlighted:

For Canadian GAAP, acquisition costs and exploration expenditures related to mineral properties are capitalized.  For U.S. GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred.

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  Pursuant to the Securities and Exchange Commission’s (“SEC”) Industry Guide 7 (“Guide 7”), an entity can only disclose proven and probable reserves, as defined within the Guide 7, in its reserve calculations.  In compliance with Guide 7, commercial feasibility consists of identifying that part of mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.  ~~As a result, the Company has interpreted U.S. GAAP to require mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination and the Company cannot pass an impairment test made under U.S. GAAP.~~  Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for U.S. GAAP purposes.

(e)

Divestiture of Interest in Subsidiaries, page 116

4.

The Company adhered to SAB 5:H, Accounting for Divestiture of a Subsidiary, which was in effect at that time.  The Company shall amend the disclosure as highlighted as follows:

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  Under U.S. GAAP, changes in a parent company’s proportionate share of subsidiary’s equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction, with no gain or loss recognized, if the parent retains its controlling financial interest in the subsidiary or ~~in~~ consolidation, particularly when if the subsidiary is a development stage enterprise.  Accordingly, the deemed gain on disposition of Aztec, which is an enterprise in the development stage, for Canadian GAAP purposes due to Aztec issuing shares to third parties is recorded as an equity transaction for U.S. GAAP purposes.  The Company no longer retained a controlling interest in Aztec after Aztec issued additional shares to third parties in 2005.

SCHEDULE “B”

I, Stewart Lockwood, Corporate Secretary of Canarc Resource Corp. (the “Company”), hereby acknowledge and confirm, on behalf of Company that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Canarc Resource Corp.

Per:_”Stewart L. Lockwood”

    Stewart L. Lockwood, Corporate Secretary